Filed by Marshall & Ilsley Corporation

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 under the

Securities and Exchange Act of 1934

Subject Company: Med-i-Bank, Inc.

Commission File No.  333-125516

The following letter is being mailed to security holders of Med-i-Bank, Inc. by Robert P. Nault, Med-i-Bank’s Vice President, General Counsel and Secretary beginning on June 10, 2005.

[Med-i-Bank, Inc Logo]	Robert P. Nault Vice President, General Counsel and Secretary 781.250.6206 fax 781.895.4934 bnault@medibank.com

June 10, 2005

[NAME]

[ADDRESS]

[TELEPHONE NUMBER]

Re:

Med-i-Bank, Inc.

Dear _____________:

You may have heard that Med-i-Bank, Inc. (“MBI”) has signed a merger agreement with Metavante Corporation, the technology and data services subsidiary of Marshall & Ilsley Corporation (“M&I”). If the transaction is approved by the shareholders of MBI and closes, holders of the outstanding stock, options and warrants of MBI will receive a combination of registered shares of M&I and cash in exchange for their MBI securities.  Our records indicate that you hold either stock, options or warrants issued by MBI.  We would like your assistance in confirming the following information, in order to make the closing process go as smoothly as possible from your perspective and ours:

1.

Your contact information for purposes of updating our corporate records.  If your address or contact information has changed or will change, please contact me at your earliest convenience at 781-250-6206 or send me an email to bnault@medibank.com to provide me with the new information and the effective date of such change if the change has not yet occurred.

2.

Whether you have a brokerage account.  If you do not currently have an account set up, please contact me should you need assistance in establishing an account.

3.

Whether you are in possession of your original stock certificate and/or warrant.  If you do not have the original certificate and/or warrant or believe it has been lost, stolen or destroyed please contact me as soon as possible.  Optionholders do not need to worry about this as MBI is in possession of all original option agreements.

A registration statement on Form S-4 relating to the shares of M&I common stock being offered in the merger has been filed but has not yet been declared effective.  This registration statement contains an information statement/prospectus with respect to the proposed merger, as well as other relevant documents concerning the proposed merger.  The information statement/prospectus will be mailed to each holder of Med-i-Bank securities when it becomes effective.  I urge investors to read the information statement/prospectus when it becomes available, because it contains important information about M&I and the transaction.  In addition, interested parties may obtain the Form S-4 registration statement, including the exhibits filed with it, free of charge at the web site maintained by the SEC at www.sec.gov.  The information statement/prospectus and these other documents may also be obtained free of charge from Marshall & Ilsley by calling the M&I Shareholder Information Line at 1-800-318-0208.

Thank you in advance for your cooperation with these matters.

Very truly yours,

/s/ Robert P. Nault

Robert P. Nault

Vice President and General Counsel